

www.jones-simkins.com

Logan Office:
1011 West 400 North, Suite 100
Logan, UT 84323-0747
Phone: (435) 752-1510 ● (877) 752-1510
Fax: (435) 752-4878

Salt Lake City Office:
560 South 300 East, Suite 250
Salt Lake City, UT 84111
Phone: (801) 561-6026
Fax: (801) 561-2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Bruce A. Lefavi Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Bruce A. Lefavi Securities, Inc. (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jones Simkins LLC

JONES SIMKINS LLC
Logan, Utah
February 28, 2019

Member of the American Institute of Certified Public Accountants



EST 1980

LEFAVI

WEALTH MANAGEMENT

Exemption Report

Bruce A Lefavi Securities, Inc. (the Company) is exempt from 17 C.F.R. 5240.15c3-3 per provisions (2)(ii) of 17 C.F.R. 5240.15c3-3(k). The Company, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto. The Company met the identified exemption provision in 17 C.F.R. 5240.15c3-3(k) throughout the year ended December 31, 2018 without exception.

Sherrie Bakelar
Chief Compliance Officer
Bruce A Lefavi Securities, Inc.
2/20/2019

SECURITIES OFFERED THROUGH BRUCE A. LEFAVI SECURITIES, INC., MEMBER FINRA AND SIPC

T 801.486.9000
F 801.486.9058

2323 FOOTHILL DRIVE SUITE 100
SALT LAKE CITY, UTAH 84109